SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 22, 2013

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
-	BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Issued by:
BHP Billiton Plc

Date:
22 July 2013

To:
London Stock Exchange
Australian Securities Exchange

cc:
JSE Limited
New York Stock Exchange

For Release:
Immediately

Contact:
Elizabeth Hobley +44 (0) 20 7802 4054

BHP Billiton Plc – Notification of Major Interest in Shares

The following notification was received on Friday 19 July by BHP Billiton Plc from Legal & General Group Plc relating to major interests in shares of BHP Billiton Plc.

BHP Billiton Limited
ABN 49 004 028 077
Registered in Australia
Registered Office:
180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc
Registration number 3196209
Registered in England and Wales
Registered Office:
Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
BHP Billiton Plc

2. Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights
Yes

An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached.
-

An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
-

An event changing the breakdown of voting rights
Other (please specify):
-

3. Full name of person(s) subject to the notification obligation:
Legal & General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3.):
N/A

5. Date of the transaction and date on which the threshold is crossed or reached:
17 July 2013

6. Date on which issuer notified:
19 July 2013

7. Threshold(s) that is/are crossed or reached:
L&G (Below 3%)

8. Notified details:
A: Voting rights attached to shares

Class/type of shares
if possible using the ISIN CODE:
Ordinary USD0.50

Situation previous to the triggering transaction
Number of Shares/Number of Voting Rights:
88,103,187 (As on 17/02/2010)

Resulting situation after the triggering transaction
(Number of shares
Number of voting rights
Direct/Indirect
% of voting rights
Direct/Indirect):
Below 3%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument:
-
Expiration date:
-
Exercise/ Conversion Period
-
Number of voting rights that may be acquired if the instrument is exercised/ converted:
-
% of voting rights:
-

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument:
-
Exercise price:
-
Expiration date:
-
Exercise/ Conversion period:
-
Number of voting rights instrument refers to:
-
% of voting rights:
Nominal/Delta
-

Total (A+B+C)
Number of voting rights/Percentage of voting rights:
Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
-Legal & General Group Plc (Direct and Indirect) (Group)
-Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)
-Legal & General Investment Management Limited (Indirect) (LGIM)
-Legal & General Group Plc (Direct) (L&G) (Below 3% = LGAS, LGPL & PMC)
-Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD)
-Legal & General Insurance Holdings Limited (Direct) (LGIH)
-Legal & General Assurance (Pensions Management) Limited (PMC)
-Legal & General Assurance Society Limited (LGAS & LGPL)
-Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:
10. Name of the proxy holder:
N/A

11. Number of voting rights proxy holder will cease to hold:
N/A

12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional information:
Notification using the total voting rights figure of 2,112,071,796

14. Contact name:
Angela Hayter (LGIM)

15. Contact telephone number:
020 3124 3851

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc (REG. NO. 3196209) BHP Billiton Ltd (ABN 49 004 028 077)
Date : July 22, 2013	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary